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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

KERR-MCGEE CORPORATION
(Name of Subject Company (Issuer))

KERR-MCGEE CORPORATION (ISSUER)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

492386107
(CUSIP Number of Class of Securities)

Gregory F. Pilcher
Senior Vice President,
General Counsel and Secretary
Kerr-McGee Corporation
Kerr-McGee Center
Oklahoma City, Oklahoma 73125
(405) 270-1313
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Smith
Stephen A. Infante
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,002,000,000	$471,036

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 43,500,000 outstanding shares of Common Stock at the maximum tender offer price of $92.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$471,036
Form or Registration No.:	Schedule TO
Filing Party:	Kerr-McGee Corporation
Date Filed:	April 18, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on April 18, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on April 26, 2005, Amendment No. 2 to the Tender Offer Statement filed with the Commission on April 27, 2005, Amendment No. 3 to the Tender Offer Statement filed with the Commission on April 28, 2005, Amendment No. 4 to the Tender Offer Statement filed with the Commission on April 29, 2005, Amendment No. 5 to the Tender Offer Statement filed with the Commission on May 3, 2005, Amendment No. 6 to the Tender Offer Statement filed with the Commission on May 6, 2005 and Amendment No. 7 to the Tender Offer Statement filed with the Commission on May 10, 2005 (the "Schedule TO"), by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee" or the "Company"), relating to the offer by the Company to purchase up to 43,500,000 shares of its common stock, par value $1.00 per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $92.00 nor less than $85.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2005, as amended and supplemented by the Supplement, dated May 2, 2005, and in the related Letter of Transmittal, as amended and restated by the Amended Letter of Transmittal (which together, as further amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 8 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively and the Supplement and the related Amended Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(x) and (a)(1)(xi), respectively.

        The information contained in the Offer is incorporated in this Amendment No. 8 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO entitled "Additional Information," which incorporates by reference the information set forth in Section 12 entitled "Legal Matters; Regulatory Approvals" of the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), as amended and supplemented by the Supplement to the Offer to Purchase, a copy of which was filed with Amendment No. 5 to Schedule TO as Exhibit (a)(1)(x), is hereby amended as follows:

        Section 12 entitled "Legal Matters; Regulatory Approvals" is hereby amended and restated in its entirety by replacing the third paragraph in Section 12 on page 47 of the Offer to Purchase with the following:

        On May 16, 2005, the Company received a shareholder demand to inspect books and records of the Company under Section 220 of the Delaware General Corporation Law (the "Demand"). According to the Demand, the shareholder wants to investigate whether there has or have been "possible mismanagement and/or breaches of fiduciary duties by the Company's Board of Directors in connection with the facts, transactions, and circumstances surrounding" the attempted nomination of Carl C. Icahn and Barry Rosenstein for election as directors at the Company's 2005 annual meeting, the related proxy contest and litigation, divestiture of the Company's chemical business, and the tender offer. The Company intends to refuse the Demand because there is nothing in the Demand to support any inference of mismanagement or breach of fiduciary duties. The Company believes that the Board's decisions concerning the matters referred to in the Demand were the result of the Board's proper exercise of its business judgment.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERR-MCGEE CORPORATION
By:	(John M. Rauh) Name: John M. Rauh Title: Vice President and Controller

Dated: May 18, 2005

INDEX TO EXHIBITS

(a)(1)(i)	Offer to Purchase, dated April 18, 2005.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(vi)	Letter dated April 18, 2005, from Kerr-McGee Corporation Savings Investment Plan Trustees.*
(a)(1)(vii)	Letter, dated April 26, 2005, from Oryx UK Energy Employee Share Ownership Plan Trustee.**
(a)(1)(viii)	Letter, dated April 26, 2005, from Kerr-McGee UK Employee Savings Plan Trustee.**
(a)(1)(ix)	Letter, dated April 26, 2005, from Kerr-McGee (U.K.) Employee Share Plan Trustee.**
(a)(1)(x)	Supplement to the Offer to Purchase, dated May 2, 2005.*****
(a)(1)(xi)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*****
(a)(1)(xii)	Amended Notice of Guaranteed Delivery.*****
(a)(1)(xiii)	Amended Letter to Clients for use by Brokers, dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 2, 2005.*****
(a)(1)(xiv)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 2, 2005.*****
(a)(1)(xv)	Letter from Kerr-McGee Corporation Savings Investment Plan Trustees.******
(a)(5)(i)	Form of summary advertisement, dated April 18, 2005.*
(a)(5)(ii)	Press release dated April 18, 2005, announcing the tender offer.*
(a)(5)(iii)	Letter to Kerr-McGee stockholders dated April 27, 2005 from Gregory F. Pilcher, Senior Vice President, General Counsel and Corporate Secretary of Kerr-McGee.***
(a)(5)(iv)	Press release dated April 27, 2005, reporting Kerr-McGee's first quarter 2005 financial and operating results, incorporated by reference to Exhibit 99.1 to Kerr-McGee's Form 8-K filed April 27, 2005.
(a)(5)(v)	Transcript of Kerr-McGee conference call dated April 27, 2005.****
(a)(5)(vi)	Notice to Kerr-McGee directors and executive officers dated April 29, 2005 incorporated by reference to Exhibit 99.1 to Kerr-McGee's Form 8-K filed April 29, 2005.
(a)(5)(vii)	Press release dated May 2, 2005, announcing the amendment of the tender offer.*****
(a)(5)(viii)	Additional Questions and Answers Regarding the Tender Offer, posted to the Kerr-McGee Employee Intranet Site on May 6, 2005.******
(a)(5)(ix)	Presentation materials from the Kerr-McGee Corporation Annual Stockholders' Meeting on May 10, 2005.*******
(b)(i)
$5,000,000,000 Senior Secured Facilities and $1,000,000,000 Interim Facility Commitment Letter, dated April 13, 2005, by and among Kerr-McGee Corporation, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Lehman Brothers Inc. and Lehman Commercial Paper Inc.*
(d)(1)
Rights Agreement dated as of July 26, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A filed on July 27, 2001, and incorporated herein by reference.

(d)(2)
First Amendment to Rights Agreement, dated as of July 30, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A/A filed on August 1, 2001, and incorporated herein by reference.
(d)(3)
Kerr-McGee Corporation Direct Purchase and Dividend Reinvestment Plan filed on September 9, 2001, pursuant to Rule 424(b)(2) of the Securities Act of 1933 as the Prospectus Supplement to the Prospectus dated August 31, 2001, and incorporated herein by reference.
(d)(4)
Kerr-McGee Corporation Deferred Compensation Plan for Non-Employee Directors as amended and restated effective January 1, 2003, filed as Exhibit 10.1 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(5)
Kerr-McGee Corporation Executive Deferred Compensation Plan as amended and restated effective January 1, 2003, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(6)	Benefits Restoration Plan as amended and restated effective May 1, 1999, filed as Exhibit 10.3 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(7)
First Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2000, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(8)
Second Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2001, filed as Exhibit 10.5 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(9)
Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.6 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(10)
First Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.7 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(11)
Amended and Restated Second Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.8 to the report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(12)	The Long Term Incentive Program as amended and restated effective May 9, 1995, filed as Exhibit 10.5 on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.
(d)(13)	The Kerr-McGee Corporation 1998 Long Term Incentive Plan effective January 1, 1998, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference.
(d)(14)	The Kerr-McGee Corporation 2000 Long Term Incentive Plan effective May 1, 2000, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.
(d)(15)	The 2002 Long Term Incentive Plan effective May 14, 2002, filed as Exhibit 10.2 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(16)	The 2002 Annual Incentive Compensation Plan effective May 14, 2002, filed as Exhibit 10.1 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(17)	Kerr-McGee Corporation Performance Share Plan effective January 1, 1998, filed as Exhibit 10.19 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(18)
Oryx Energy Company 1992 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.15 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(d)(19)
Oryx Energy Company 1997 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.16 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(20)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Luke R. Corbett filed as Exhibit 10.10 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(21)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Kenneth W. Crouch filed as Exhibit 10.11 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(22)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Robert M. Wohleber filed as Exhibit 10.12 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(23)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Gregory F. Pilcher filed as Exhibit 10.14 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(24)	Agreement, dated as of September 3, 2002, between the company and David A. Hager, filed as Exhibit 10.21 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(25)
Registration Rights Agreement, dated as of April 6, 2004, among Kerr-McGee Corporation, Westport Energy LLC, Medicor Foundation and EQT Investments, LLC, filed as Exhibit 99.7 to the company's Current Report on Form 8-K dated April 8, 2004, and incorporated herein by reference.
(d)(26)	Compensation Plan for Directors and tax reimbursement arrangement, filed as Exhibit 10.1 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(27)	2005 Performance Measures for Annual Incentive Compensation Plan, filed as Exhibit 10.2 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(28)	Oryx Energy Company Executive Retirement Plan, as amended and restated January 1, 1995, filed as Exhibit 10.34 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(29)
Agreement, dated April 14, 2005, between the company, Carl C. Icahn, Barberry Corporation, Hopper Investments, LLC, High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Offshore LP, CCI Offshore LLC, Icahn Partners LP, Icahn Onshore LP and CCI Onshore LLC and Barry Rosenstein, Gary Claar and JANA Partners LLC, filed as Exhibit 10.1 to the current report of Form 8-K dated April 14, 2005, and incorporated herein by reference.
(d)(30)	Oryx U.K. Energy Company Share Ownership Plan, dated May 24, 1990, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(31)	First Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, dated March 6, 1997, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(32)	Second Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, by and among Oryx U.K. Energy Company, Noble Lowndes Settlement Trustees Limited and Kerr-McGee Corporation.**
(d)(33)
Kerr-McGee (U.K.) Employee Share Plan, dated March 21, 2002, by and among KM Investment Corporation, Kerr-McGee North Sea (U.K.) Limited, Kerr-McGee Pigments (Europe) Limited and Mourant ECS Trustees Limited.**

*
Previously filed on Schedule TO on April 18, 2005.

**
Previously filed on Amendment No. 1 to Schedule TO on April 26, 2005.

***
Previously filed on Amendment No. 2 to Schedule TO on April 27, 2005.

****
Previously filed on Amendment No. 3 to Schedule TO on April 28, 2005.

*****
Previously filed on Amendment No. 5 to Schedule TO on May 3, 2005.

******
Previously filed on Amendment No. 6 to Schedule TO on May 6, 2005.

*******
Previously filed on Amendment No. 7 to Schedule TO on May 10, 2005.

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SIGNATURE
INDEX TO EXHIBITS